July 14, 2014

Sheila Stout

Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisers Investment Trust, File Nos. 811-22538 and 333-173080

Dear Ms. Stout:

On June 19, 2014, you provided oral comments with respect to the Annual Report to Shareholders for the period ended September 30, 2013 (the “Annual Report”) for the Independent Franchise Partners US Equity Fund and the AIT Global Emerging Markets Opportunity Fund (each a “Fund”, and collectively, the “Funds”), each a series of Advisers Investment Trust (the “Registrant”). Please find below the Registrant’s responses to those comments, sorted by Fund, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Independent Franchise Partners US Equity Fund

No specific comments were noted.

AIT Global Emerging Markets Opportunity Fund

1. Comment. The Schedule of Investments shows that as of September 30, 2013, more than 25% of the Fund’s net assets were invested in the Consumer Staples sector and 24.4% of the Fund’s net assets were invested in the Financials sector. If concentration in these sectors will be a principal strategy of the Fund, please add sector risk disclosure to the Fund’s prospectus.

Response. The Fund currently does not intend to concentrate in any particular industry sector. However, should it decide to do so in the future, sector risk disclosure will be added to the prospectus and Statement of Additional Information.

2. Comment. The Schedule of Investments shows that as of September 30, 2013, the Fund held preferred shares of Cia de Bebidas das Americas. While the Annual Report discloses the value of the preferred shares, the number of shares held and the percentage of the Fund’s net assets represented by the shares, it does not disclose a dividend rate. In future reports, if there is a stated dividend rate, please disclose it.

THOMPSON HINE LLP ATTORNEYS AT LAW	41 South High Street Suite 1700 Columbus, Ohio 43215-6101	www.ThompsonHine.com Phone: 614.469.3200 Fax: 614.469.3361

July 14, 2014

Response. For these preferred shares, there is no stated dividend rate. When applicable, however, a stated dividend rate will be disclosed in shareholder reports.

3. Comment. In future shareholder reports, when asset classes have multiple fair value levels reported in the ASC 820 fair value summary table in the Notes to Financial Statements, please revise the level of detail of the those asset classes in the table to match the level of detail in the Schedule of Investments.

Response. Management already proactively changed the disclosures in the ASC 820 fair value summary table in the more recent March 31, 2014 Semi-Annual Report for this fund and other funds in Advisers Investment Trust in a manner consistent with this SEC comment.

4 Comment. In future shareholder reports, if a fund has been in existence for less than six months, the Actual Expense example should be calculated based on the actual number of days a fund has been in operation and not annualized for six months like in the corresponding Hypothetical Expense example.

Response. Management already proactively changed the methodology of the Actual Expense example in the more recent March 31, 2014 Semi-Annual Report for this fund and other funds in Advisers Investment Trust in a manner consistent with this SEC comment.

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The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Michael Wible at (614) 469-3297.

Sincerely,

/s/ Thompson Hine LLP
Thompson Hine LLP